UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

ORDINARY GENERAL MEETING

Consolidated Synthetic remote voting map

In compliance with CVM Instruction No. 481/09, we present the synthetic voting map consolidating the voting instructions received from the Bookkeeper, and the voting instructions directly received by the Company, with the identification of the approvals, rejections or abstentions received by each item of the remote voting form, referring to the matters to be submitted to the approval of the Ordinary General Meeting to be held on April 28, 2017, at 3:00 p.m.

Item	Resolution	Voting Shares	Voting	Amount of Shares	% Voting Shares
1	To TAKE the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2016, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report	ON	For	30,891,604	0.802177069
			Abstention	20,732,046	0.538358963
2	To DECIDE on the destination of the net profit of the fiscal year of 2016 and the distribution of dividends	ON	For	51,530,550	1.338118460
			Abstention	93,100	0.002417572
3	To FIX the number of members that will compose the Board of Directors in the mandate from 2017 to 2019	ON	For	51,530,550	1.338118460
			Abstention	93,100	0.002417572
4	Indication of all members that comprise the proposal – sole proposal	ON	For	30,461,285	0.791002769
			Against	430,319	0.011174299
			Abstention	20,732,046	0.538358963
5	If a candidate part of the chosen proposal is no longer part of it, the corresponding votes to your shares can keep being granted to such chosen proposal?	ON	Sim	30,461,285	0.791002769
			Não	21,162,365	0.549533262
6	In case of adoption of the multiple vote, do you desire to distribute the granted vote on a percentage basis to the candidates that are part of the chosen proposal?	ON	Sim	27,837,344	0.722865637
			Não	23,786,306	0.617670394
7	Seeing of all the candidates that are part of the proposal for purposes of indicating the percentage (%) of votes to be granted to each of them	ON	Abstention	27,837,344	0.722865637
8	To FIX the annual overall compensation of the Company´s management and members of Audit Committee	ON	For	27,139,245	0.704737767
			Against	24,386,392	0.633253115
			Abstention	98,013	0.002545150
9	Do you desire to require the adoption of the multiple vote process for election of the Board of Directors, pursuant to Article 141 of Law No. 6.404/76?	ON	Abstention	51,623,650	1.340536032
10	Do you desire to require the implementation of the Fiscal Council, pursuant to Article 161 of Law No. 6.404/76?	ON/PN	Abstention	103,192,652	1.364425856

São Paulo, April 27th, 2017.

Angel Santodomingo

Investors Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 27, 2017

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer